# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ArriVent BioPharma, Inc., CIK 0001868279
CUSIP: 04272N102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 18 CAMPUS BLVD., SUITE 100, NEWTOWN SQUARE, Pennsylvania (PA), 19073-3269
Date of event which requires filing of this statement: 05/01/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002058093

## Reporting persons
- INFINITUM ASSET MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 2,066,238; shared voting power 0; sole dispositive power 2,066,238; shared dispositive power 0; aggregate amount beneficially owned 2,066,238 (6.1% of the class)
- Infinitum Cayman Master, Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,066,238; shared voting power 0; sole dispositive power 2,066,238; shared dispositive power 0; aggregate amount beneficially owned 2,066,238 (6.1% of the class)
- Infinitum Partners GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,066,238; shared voting power 0; sole dispositive power 2,066,238; shared dispositive power 0; aggregate amount beneficially owned 2,066,238 (6.1% of the class)

## Item 1. Issuer
Name of issuer: ArriVent BioPharma, Inc.
Address of issuer's principal executive offices: 18 CAMPUS BLVD., SUITE 100, NEWTOWN SQUARE, PENNSYLVANIA, 19073-3269.

## Item 2. Person Filing
Name of person filing:
Infinitum Cayman Master Ltd (Fund)
Infinitum Asset Management LLC (Asset Manager)
Infinitum Partners GP, LLC (GP)
Address of principal business office or, if none, residence:
200 East Broward Blvd, Suite 1105
Fort Lauderdale, FL 33301
Citizenship:
Infinitum Cayman Master Ltd, Cayman Islands
Infinitum Asset Management LLC, Delaware
Infinitum Partners GP, LLC, Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Infinitum Cayman Master Ltd 2,066,238
Infinitum Asset Management LLC 2,066,238
Infinitum Partners GP, LLC 2,066,238
Percent of class:
Infinitum Cayman Master Ltd 6.1%
Infinitum Asset Management LLC 6.1%
Infinitum Partners GP, LLC 6.1%
Sole power to vote or to direct the vote:
Infinitum Cayman Master Ltd 2,066,238
Infinitum Asset Management LLC 2,066,238
Infinitum Partners GP, LLC 2,066,238
Shared power to vote or to direct the vote:
Infinitum Cayman Master Ltd 0
Infinitum Asset Management LLC 0
Infinitum Partners GP, LLC 0
Sole power to dispose or to direct the disposition:
Infinitum Cayman Master Ltd 2,066,238
Infinitum Asset Management LLC 2,066,238
Infinitum Partners GP, LLC 2,066,238
Shared power to dispose or to direct the disposition:
Infinitum Cayman Master Ltd 0
Infinitum Asset Management LLC 0
Infinitum Partners GP, LLC 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- INFINITUM ASSET MANAGEMENT, LLC: /s/ John Yetimoglu, Chief Investment Officer (05/15/2025)
- Infinitum Cayman Master, Ltd.: /s/ John Yetimoglu, Chief Investment Officer (05/15/2025)
- Infinitum Partners GP, LLC: /s/ John Yetimoglu, Chief Investment Officer (05/15/2025)